Exhibit 99.1

Scotiabank reports second quarter earnings of $1.8 billion

All amounts are in Canadian dollars and are based on the Bank's unaudited Interim Condensed Consolidated Financial Statements for the quarter ended April 30, 2014 and related notes prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted. The Bank's Second Quarter 2014 Report to Shareholders and Supplementary Financial Information are available on the Investor Relations page of www.scotiabank.com.

Additional information relating to the Bank, including the Bank's Annual Information Form, can be found on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

Second Quarter Highlights (versus Q2, 2013)

o Net income of $1,800 million, up 14.0% from $1,582 million

o Earnings per share (diluted) of $1.39 compared to $1.22, up 14.0%

o ROE of 16.3%, compared to 16.5%

o Productivity ratio of 51.6%, versus 53.9%

o Quarterly dividend of 64 cents per common share

Toronto, May 27, 2014 - Scotiabank today reported second quarter net income of $1,800 million, compared with net income of $1,582 million in the same period last year. Year over year, net income grew by 14%. Diluted earnings per share were $1.39 compared to $1.22 in the same period a year ago and $1.32 last quarter. Return on equity was 16.3% compared to 16.5% last year and 15.4% last quarter.

"We had strong results this quarter across our businesses, particularly in Canadian Banking and Global Wealth & Insurance," said Brian Porter, Scotiabank President and CEO. "We continue to focus on deepening customer relationships to deliver results and grow all of our businesses. As well, expense growth was prudently managed.

"Canadian Banking had a strong second quarter with net income of $565 million driven by good top-line revenue growth, including an eight basis points increase in the interest margin and positive operating leverage. All of our retail and commercial businesses continued to perform well. We achieved double-digit growth in both credit card and automotive lending volumes, while credit quality remained stable.

"International Banking had a solid quarter with earnings of $416 million driven by strong volume growth, particularly in Latin America and Asia, and disciplined expense management. While interest margins declined relative to last year, over the last few quarters the margin has settled into a range that we expected. Credit quality remained within expectations, with only a modest increase in the provision for credit loss ratio relative to last year.

"Global Wealth & Insurance continued to perform well with strong second quarter earnings of $345 million. Earnings were primarily driven by strong performance in our asset management businesses due to solid net sales and favourable market conditions.

"Global Banking & Markets reported net income of $385 million. Good growth was reported in the fixed income, investment banking and U.S. corporate banking businesses. Credit quality remains favourable.

"Our capital position remains very strong with our Common Equity Tier 1 capital ratio rising to 9.8%. We continue to invest in our businesses, along with selective acquisitions, such as the recently announced investment in Canadian Tire Financial Services. Also, as part of our capital management, we announced a share buy-back program today to re-purchase up to 1% of our outstanding common shares.

"We are pleased with the strong results achieved in the first six months of the year. We are focused on making it easier for our customers do to business with us, managing our expense growth prudently and delivering consistent and predictable earnings."

Financial Highlights

	As at and for the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(Unaudited)	2014	2014	2013(1)	2014	2013(1)
Operating results ($ millions)
Net interest income	3,051	3,005	2,779	6,056	5,546
Net interest income (TEB(2) )	3,054	3,008	2,782	6,062	5,553
Non-interest revenue	2,674	2,640	2,434	5,314	4,838
Non-interest revenue (TEB(2))	2,755	2,717	2,513	5,472	4,987
Total revenue	5,725	5,645	5,213	11,370	10,384
Total revenue (TEB(2))	5,809	5,725	5,295	11,534	10,540
Provision for credit losses	375	356	343	731	653
Operating expenses	2,995	3,105	2,856	6,100	5,684
Provision for income taxes	555	475	432	1,030	860
Provision for income taxes (TEB(2))	639	555	514	1,194	1,016
Net income	1,800	1,709	1,582	3,509	3,187
Net income attributable to common shareholders	1,699	1,607	1,467	3,306	2,958
Operating performance
Basic earnings per share ($)	1.40	1.33	1.23	2.73	2.49
Diluted earnings per share ($)	1.39	1.32	1.22	2.71	2.46
Adjusted diluted earnings per share(2) ($)	1.40	1.34	1.23	2.74	2.49
Return on equity(2) (%)	16.3	15.4	16.5	15.9	16.7
Productivity ratio (%) (TEB(2))	51.6	54.2	53.9	52.9	53.9
Core banking margin (%) (TEB(2))	2.42	2.35	2.30	2.38	2.30
Financial position information ($ millions)
Cash and deposits with financial institutions	59,758	55,321	55,157
Trading assets	117,728	112,975	104,266
Loans	418,864	414,821	394,749
Total assets	791,772	782,835	754,296
Deposits	551,724	539,599	520,152
Common equity	42,986	42,357	36,929
Preferred shares	3,234	3,834	4,384
Assets under administration(2)	418,971	393,059	362,622
Assets under management(2)
	158,820	153,289	135,156
Capital measures
Common Equity Tier 1 capital ratio (%)	9.8	9.4	8.6
Tier 1 capital ratio (%)	11.3	11.2	10.7
Total capital ratio (%)	13.3	13.5	13.6
Assets-to-capital multiple	17.9	17.4	17.5
Risk-weighted assets ($ millions)
	300,155	302,070	280,747
Credit quality
Net impaired loans ($ millions) (3)	1,941	1,833	1,809
Allowance for credit losses ($ millions)	3,364	3,361	3,220
Net impaired loans as a % of loans and acceptances (3)	0.45	0.43	0.45
Provisions for credit losses as a % of average loans and
acceptances (annualized)	0.36	0.34	0.35	0.35	0.33
Common share information
Share price ($) (TSX)
High	66.72	66.75	61.84	66.75	61.84
Low	59.92	60.56	56.33	59.92	52.30
Close	66.60	61.10	58.09
Shares outstanding (millions)
Average - Basic	1,215	1,209	1,193	1,212	1,189
Average - Diluted	1,222	1,217	1,213	1,219	1,208
End of period	1,217	1,215	1,198
Dividends per share ($)	0.64	0.62	0.60	1.26	1.17
Dividend yield(4) (%)	4.0	3.9	4.1	4.0	4.1
Market capitalization ($ millions) (TSX)	81,027	74,226	69,602
Book value per common share ($)	35.33	34.87	30.82
Market value to book value multiple	1.9	1.8	1.9
Price to earnings multiple (trailing 4 quarters)
	12.3	11.7	10.8
Other information
Employees(5)	86,479	86,420	86,674
Branches and offices
	3,321	3,322	3,408

1.
Prior period amounts are retrospectively adjusted to reflect the adoption of new IFRS standards in 2014 (refer to Note 3 in the condensed interim consolidated financial statements). Capital measures for 2013 have not been restated for the new IFRS standards as they represent the actual amounts in that period for regulatory purposes.

2.	Refer to page 5 for a discussion of non-GAAP measures.
3.	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.
4.	Based on the average of the high and low common share prices for the period.
5.	Prior period amounts have been restated to conform with current period presentation.

Forward-looking statements

Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the United States Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements made in this document, the Management's Discussion and Analysis in the Bank's 2013 Annual Report under the headings "Overview - Outlook", for Group Financial Performance "Outlook", for each business segment "Outlook" and in other statements regarding the Bank's objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank's businesses and for the Canadian, United States and global economies. Such statements are typically identified by words or phrases such as "believe", "expect", "anticipate", "intent", "estimate", "plan", "may increase", "may fluctuate", and similar expressions of future or conditional verbs, such as "will", "should", "would" and "could".

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward- looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; significant market volatility and interruptions; the failure of third parties to comply with their obligations to us and our affiliates; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; the effect of changes to our credit ratings; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; operational and reputational risks; the risk that the Bank's risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank's ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank's ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and financial performance, including uncertainties associated with critical accounting assumptions and estimates (see "Controls and Accounting Policies - Critical accounting estimates" in the Bank's 2013 Annual Report, as updated in this document); the effect of applying future accounting changes (see "Controls and Accounting Policies - Future accounting developments" in the Bank's 2013 Annual Report, as updated in this document); global capital markets activity; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank's anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the "Risk Management" section starting on page 60 of the Bank's 2013 Annual Report.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2013 Annual Report under the headings "Overview - Outlook", as updated in this document; and for each business segment "Outlook". These "Outlook" sections are based on the Bank's views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections.

The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank's Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

Q2 2014 Notable Business Highlights

Serving customers

●	ING DIRECT was renamed Tangerine, a unique name that reflects its progressive approach to banking. Since 1997, Tangerine's simple product, along with award- winning customer service has helped close to 2 million customer grow their savings and live better lives.

●	Canadian Banking launched the ScotiaLine® Personal Line of Credit for Students through branches. Now the Bank's full suite of student banking solutions are available through an advice-based channel, enabling Branch Advisors to acquire and build long-term relationships with students.

●	Scotiabank Mexico opened its Centro Financiero Automotriz (Automotive Finance Centre), improving customer service by reducing response times for credit applications sourced by an external dealership-based sales force and driving increased market share in this segment.

●	The Bank of Beijing Scotiabank Asset Management (BOBSAM) joint venture successfully launched its first fixed income fund. This is BOBSAM's second fund launch after the company's establishment a year ago.

●	Scotiabank acted as joint lead manager in a five-year U.S. $3 billion benchmark global bond issued by the Government of Canada. As a AAA rated sovereign credit and an infrequent issuer in U.S. dollars, Canada is a sought after name among major bond investors globally. Winning this prestigious mandate underscores the success of our global fixed income build-out.

●	Scotiabank acted as Co-Manager in Petróleo Brasileiro S.A. (Petrobras) U.S. $8.5 billion 6-tranche issuance of fixed and floating rate notes. This was one of the largest dollar bond sales in 2014 to date, and the second largest deal in history for a Latin American company.

●	Scotiabank was the exclusive financial advisor on Baytex Energy Corporation's $2.6 billion acquisition of Aurora Oil & Gas Limited, sole underwriter on a $2.8 billion bridge loan and credit facilities, and lead bookrunner on the $1.5 billion bought deal equity financing. The acquisition is expected to close in June 2014.

Recognized for success

●	Scotiabank received six prestigious awards at the annual Sponsorship Marketing Council of Canada, including the Industry's highest award, Best in Show, for the Scotiabank Community Hockey Sponsorship Program. For the third year Scotiabank was honoured with Gold in the Sports category for Scotiabank Hockey Day in Canada and also received Gold in the Cause/Non Profit category for the Scotiabank Community Hockey Sponsorship Program.

●	Global Finance Magazine named Scotiabank best in Barbados, Jamaica, Trinidad & Tobago, Turks & Caicos Islands, and U.S. Virgin Islands in its survey of 'World's Best Emerging Markets Banks 2014'.

●	Scotiabank was recognized as one of the 'Best Workplaces' for 2014 by the Great Place to Work® Institute in Costa Rica, El Salvador, Panama, Dominican Republic and Puerto Rico.

Scotiabank's Bright Future program in action

●	Twelve youth volunteers - six from Canada and six internationally - were named winners of the 2013 Scotiabank Bright Future Awards. With a combined total of more than 8,000 volunteer hours, the winners get the opportunity to direct a $2,500 Scotiabank donation to their chosen charity and receive a tablet computer.

●	Ahead of its 182nd Annual Meeting of Shareholders, Scotiabank announced two gifts to post-secondary institutions in British Columbia to help students learn about business: a $250,000 gift to the Emily Carr University of Art + Design in Vancouver to create the Scotiabank Platform Entrepreneurship Program, and a $100,000 donation to Okanagan College in Kelowna to establish the Scotiabank Centre for Non-Profit Excellence.

Non-GAAP Measures
The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are used throughout this report and defined below.

Assets under administration (AUA)
AUA are assets administered by the Bank which are beneficially owned by clients and therefore not reported on the Bank's Consolidated Statement of Financial Position. Services provided for AUA are of an administrative nature, such as trusteeship, custodial, safekeeping, income collection and distribution, securities trade settlements, customer reporting, and other similar services.

Assets under management (AUM)
AUM are assets managed by the Bank on a discretionary basis and in respect of which the Bank earns investment management fees. AUM are beneficially owned by clients and are therefore not reported on the Bank's Consolidated Statement of Financial Position. Some AUM are also administered assets and are therefore included in assets under administration.

Adjusted diluted earnings per share
The adjusted diluted earnings per share is calculated by adjusting the diluted earnings per share to add back the non-cash, after-tax amortization of intangible assets related to acquisitions (excluding software).

Economic equity and return on economic equity
For internal reporting purposes, the Bank attributes capital to its business segments based on their risk profile and uses a methodology that considers credit, market, operational and other risks inherent in each business segment. The amount of risk capital attributed is commonly referred to as economic equity. The economic equity methodology, models and assumptions are updated annually and applied prospectively. Return on economic equity for the business segments is calculated as a ratio of net income attributable to common shareholders of the business segment and the economic equity attributed.

Core banking assets
Core banking assets are average earning assets excluding bankers' acceptances and total average assets related to the Global Capital Markets business within Global Banking & Markets.

Core banking margin (TEB)
This ratio represents net interest income (on a taxable equivalent basis) divided by average core banking assets. This is consistent with the Bank's Consolidated Statement of Income presentation where net interest income from trading operations is recorded in trading revenues included in other operating income.

Operating leverage (TEB)
The Bank defines operating leverage as the rate of growth in total revenue (on a taxable equivalent basis), less the rate of growth in operating expenses.

Productivity ratio (TEB)
Management uses the productivity ratio as a measure of the Bank's efficiency. This ratio represents operating expenses as a percentage of total revenue (TEB).

Return on equity
Return on equity is a profitability measure that presents the net income attributable to common shareholders as a percentage of common shareholders' equity. The Bank calculates its return on equity using average common shareholders' equity.

Regulatory capital ratios
Regulatory capital ratios, such as Common Equity Tier 1, Tier 1 and Total Capital ratios, have standardized meanings as defined by the Office of the Superintendent of Financial Institutions, Canada.

Taxable equivalent basis
The Bank analyzes net interest income, other operating income, and total revenue on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or other operating income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and other operating revenue arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank's methodology. For purposes of segmented reporting, a segment's revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the Other segment. The TEB gross up to net interest income, other operating income, total revenue, and provision for income taxes are presented below:

	For the three months ended			For the six months ended

TEB Gross up	April 30	January 31	April 30	April 30	April 30
($ millions)	2014	2014	2013	2014	2013
Net interest income	$3	$3	$3	$6	$7
Other operating income	81	77	79	158	149
Total revenue and provision for taxes	$84	$80	$82	$164	$156

Tax normalization adjustment of net income from associated corporations
For business line performance assessment and reporting, net income from associated corporations, which is an after-tax number, is adjusted to normalize for income taxes.

The tax normalization adjustment grosses up the amount of net income from associated corporations and normalizes the effective tax rate in the business lines to better present the contribution of the associated corporations to the business line results.

Group Financial Performance
Financial results

The Bank's net income for the second quarter was $1,800 million, compared with $1,582 million for the same period last year and $1,709 million last quarter. Diluted earnings per share were $1.39 up 14% from $1.22 in the same period a year ago and 5% from $1.32 in the first quarter. Return on equity remained strong at 16.3%, compared to 16.5% last year and 15.4% last quarter.

Impact of new IFRS standards
The Bank has retrospectively adopted new IFRS standards and amendments effective November 1, 2013. For an overview of the impacts of the adoption of new and amended IFRS standards, including a description of accounting policies selected, please refer to Note 3 starting on page 46 in the condensed interim consolidated financial statements as at April 30, 2014.

Impact of foreign currency translation
The table below reflects the impact of foreign currency translation on the year- over-year and quarter-over-quarter change in key income statement items.

			For the six
	For the three months ended		months ended
($ millions)

	April 30, 2014 vs.	April 30, 2014 vs.	April 30, 2014 vs.
	April 30, 2013	January 31, 2014	April 30, 2013
U.S./Canadian dollar
exchange rate (average)
April 30, 2014	$0.905	$0.905	$0.921
January 31, 2014		$0.936
April 30, 2013

	$0.983		$0.995
% change	-8.0%	-3.3%	-7.5%
Impact on income: (1)
Net interest income	$50	$37	$101
Net fee and commission revenues	24	16	49
Other operating income(2)	49	24	60
Operating expenses	(32)	(25)	(69)
Other items (net of tax)	(23)	(15)	(37)
Net income	$68	$37	$104
Earnings per share (diluted)	$0.06	$0.03	$0.09

			For the six
	For the three months ended		months ended
($ millions)

	April 30, 2014 vs.	April 30, 2014 vs.	April 30, 2014 vs.
	April 30, 2013	January 31, 2014	April 30, 2013
Impact by business line:
Canadian Banking	$2	$2	$6
International Banking (2)	32	34	40
Global Wealth & Insurance	7	4	11
Global Banking & Markets	26	14	36
Other(1)	$1	$(17)	$11

1.	Includes the impact of all currencies.
2.	Includes the impact of foreign currency hedges.

Q2 2014 vs Q2 2013

Net income
The Bank's net income was $1,800 million in the second quarter, an increase of $217 million or 14%, from the same period a year ago. The year-over-year growth resulted from good volume growth, higher interest margins, positive operating leverage and the favourable impact of foreign currency translation. Partly offsetting were increased provisions for credit losses and a higher income tax rate.

Total revenue
Total revenue (on a taxable equivalent basis) of $5,809 million was up $514 million or 10% from the same quarter last year. Higher net interest income from asset growth and improved net interest margin, stronger non-interest revenues, including higher net gains on investment securities and the positive impact of foreign currency translation contributed to the year-over-year increase.

Net interest income
Net interest income (on a taxable equivalent basis) was $3,054 million, $272 million or 10% higher than the same quarter last year. The year-over-year increase in net interest income was attributable to an improved interest margin and growth in lending assets primarily in International Banking and Canadian Banking. The positive impact of foreign currency translation also contributed to the year-over- year growth in net interest income.

The core banking margin was 2.42%, up from 2.30% last year. The increase in the margin was due mainly to improved margins in Canadian Banking and lower funding costs as maturing high-rate debentures and deposits were replaced with funding at lower current rates. Partly offsetting was margin compression in International Banking and Global Banking & Markets.

Net fee and commission revenues
Net fee and commission revenues of $1,842 million were up $111 million or 6%, from the same period last year. There were stronger brokerage and mutual fund fees from growth in assets under management and assets under administration as a result of solid net sales and favourable market conditions. There were also increases in credit card and transaction-based fees income and underwriting fees. Partly offsetting these increases were lower non-trading foreign exchange revenues.

Other operating income
Other operating income (on a taxable equivalent basis) was $913 million, up $133 million or 7% from last year's $780 million. This increase reflected higher net gains on investment securities, stronger trading income mainly in equities and fixed income businesses, and the positive impact of foreign currency translation. These increases were partly offset by lower contributions from associated corporations.

Provision for credit losses
The provision for credit losses was $375 million this quarter, up $32 million from the same period last year. The year-over-year increase was primarily due to higher provisions in International Banking. Further discussion on credit risk is provided on page 10 in the Management's Discussion & Analysis in the Second Quarter 2014 Report.

Operating expenses and productivity
Operating expenses were $2,995 million, up $139 million or 5% from the same quarter last year. The year-over-year growth was across most operating expense categories to support planned growth initiatives. Compensation-related expenses, rose due to annual salary increases and higher staffing levels. Other increases included technology costs, Tangerine brand transition costs of $16 million, and the negative impact of foreign currency translation.

The productivity ratio improved to 51.6%, from 53.9% in the same quarter last year.

Taxes
The effective tax rate of 23.6% was up from 21.4% in the same quarter last year, due mainly to higher taxes in foreign jurisdictions and proportionately lower tax- exempt dividend income in the current quarter.

Q2 2014 vs Q1 2014

Net income
Net income was $1,800 million, up $91 million, or 5% compared to the first quarter. Higher net interest income and net gains on investment securities, lower operating expenses, and the positive impact of foreign currency translation were partly offset by the impact of a shorter quarter and a higher income tax rate.

Total revenue
Total revenue (on a taxable equivalent basis) was $5,809 million, up $84 million or 1% quarter over quarter. This increase was due mainly to higher net gains on investment securities, increased interest income, growth in wealth management fees and the positive impact of foreign currency translation. These increases were partly offset by lower transaction-based fees due to the shorter quarter, reduced credit fees and lower contributions from associated corporations.

Net interest income
Net interest income (on a taxable equivalent basis) of $3,054 million increased $46 million or 2% from the previous quarter. This increase was attributable to growth in retail and commercial lending in International Banking, improved core banking margin and the positive impact of foreign currency translation. These increases were partly offset by the impact of a short quarter.

The core banking margin was 2.42% as compared to 2.35% last quarter. The improvement in core banking margin was due to wider spreads in Canadian Banking and International Banking and lower funding costs as maturing high-rate deposits were replaced with funding at lower current rates.

Net fee and commission revenues
Net fee and commission revenues of $1,891 million declined $49 million or 3% quarter over quarter due mainly to reduced credit fees and the impact of fewer days in the current quarter on banking and non-trading foreign exchange fees. These decreases were partly offset by higher wealth management revenues from growth in assets under management and assets under administration.

Other operating income
Other operating income (on a taxable equivalent basis) increased by $87 million or 10% to $913 million. The increase was due primarily to higher net gains on investment securities, and increased trading revenues mainly in the fixed income, precious metals and equities businesses, and the positive impact of foreign currency translation. Partly offsetting were lower contributions from associated corporations.

Provision for credit losses
The provision for credit losses was $375 million, up $19 million from the prior quarter. The quarter-over-quarter increase in provisions was due primarily to moderately higher provisions in International Banking and, to a lesser extent, Canadian Banking. Further discussion on credit risk is provided on page 10 in the Management's Discussion & Analysis in the Second Quarter 2014 Report.

Operating expenses and productivity
Operating expenses of $2,995 million were $110 million or 4% lower quarter-over- quarter. The largest reduction in operating expenses was in compensation-related expenses due mainly to lower stock-based compensation as a result of the seasonally higher amounts in the prior quarter. Salaries were lower due to fewer days in the current quarter and the Bank also benefitted from recoveries of business taxes. Partially offsetting these reductions were Tangerine brand transition costs and the negative impact of foreign currency translation.

The productivity ratio improved to 51.6%, from 54.2% in the previous quarter.

Taxes
The effective tax rate this quarter increased to 23.6% from 21.7% in the prior quarter due primarily to higher taxes in foreign jurisdictions and proportionately lower tax-exempt dividend income, partially offset by lower non-deductible expenses in the current quarter.

Year-to-date Q2 2014 vs Year-to-date Q2 2013

Net income
Net income was $3,509 million, an increase of $322 million or 10% compared to the same period last year. The year-over-year growth resulted from good volume growth, higher interest margins, positive operating leverage and the favourable impact of foreign currency translation. Partly offsetting were higher provisions for credit losses and a higher income tax rate.

Total revenue
For the six month period, total revenue (on a taxable equivalent basis) of $11,534 million was $994 million or 9% higher than the same period last year. The increase was due mainly to strong net interest income, higher banking and wealth management revenues, increased trading revenues, and the positive impact of foreign currency translation. There were also higher net gains on investment securities and the contribution from prior year acquisitions.

Net interest income
Net interest income (on a taxable equivalent basis) was $6,062 million for the six month period, up $509 million or 9% from the previous period. This increase was attributable to strong loan growth in International Banking, higher residential mortgages and consumer auto loans in Canadian Banking and the positive impact of foreign currency translation. As well, the year-to-date core banking margin was 2.38%, up from 2.30% for the same period last year.

The increase in the core banking margin was primarily from wider margins in Canadian Banking and lower funding costs as maturing high-rate debentures and deposits were replaced with funding at lower current rates. Partly offsetting was margin compression in Global Banking & Markets and International Banking.

Net fee and commission revenues
Compared to the same period last year, net fee and commission revenues of $3,733 million were up $348 million or 10%. This growth was attributable primarily to higher transaction-based banking fees and the positive impact of foreign currency translation. In addition, there was strong growth in wealth management revenues from increases in assets under management and assets under administration. These increases were partly offset by lower non-trading foreign exchange fees.

Other operating income
Other operating income (on a taxable equivalent basis) increased by $138 million or 9% to $1,739 million. This increase was due mainly to the positive impact of foreign currency translation, higher net gains on investment securities and increased trading revenues in the equities business. Partly offsetting were lower insurance income and lower contributions from associated corporations.

Provision for credit losses
For the six month period, total provisions for credit losses were $731 million, up $78 million from $653 million during the same period last year. The increase was due primarily to higher provisions in International Banking mostly due to volume growth and, to a lesser extent, Canadian Banking. Further discussion on credit risk is provided on page 10 of the Management's Discussion & Analysis in the Second Quarter 2014 Report.

Operating expenses and productivity
Operating expenses were $6,100 million, $416 million or 7% higher than last year. Higher compensation-related expenses reflect increased staffing levels, annual salary increases and higher performance-based compensation. Expenses were also up due to Tangerine brand transition costs, the negative impact of foreign currency translation and acquisitions. The remaining growth across the other operating expense categories was primarily to support ongoing growth initiatives.

The productivity ratio was 52.9%, as compared to 53.9% for the same period last year. Operating leverage, year-over-year, was positive 2.1%.

Taxes
The effective tax rate for the first six months was 22.7%, up from 21.3% in the same period last year. The increase in the effective tax rate was due primarily to higher taxes in foreign jurisdictions and proportionately lower tax-exempt dividend income in the current year.

Common dividend
The Board of Directors, at its meeting on May 26, 2014, approved a dividend of 64 cents per share. This quarterly dividend applies to shareholders of record as of July 2, 2014 and is payable July 29, 2014.

Financial position

The Bank's total assets at April 30, 2014 were $792 billion, up $48 billion or 6% from October 31, 2013. Excluding the impact of foreign currency translation, total assets grew by $30 billion or 4%.

Trading assets increased $21 billion from October 31, 2013, due primarily to an increase in trading securities of $19 billion from higher holdings of common equities and Canadian government debt.

Investment securities grew by $3 billion due mainly to increased holdings of U.S. government debt. As at April 30, 2014, the unrealized gain on available-for-sale securities, after the impact of qualifying hedges is taken into account, was $1,007 million, an increase of $27 million from October 31, 2013. The change was due mainly to increases in the values of common equities and corporate bonds.

Loans increased $17 billion or 4% from October 31, 2013. Excluding the impact of foreign currency translation, loans increased $11 billion or 3%. Residential mortgages increased $1 billion mainly in Latin America and Canada. Personal and credit card loans rose $3 billion, due mainly to growth in Latin America and Canada. Business and government loans were up $13 billion across all regions.

Total liabilities were $744 billion as at April 30, 2014, up $46 billion or 7% from October 31, 2013, $30 billion or 4% excluding the impact of foreign currency translation.

Total deposits increased by $34 billion, including the impact of foreign currency translation of $12 billion. Personal deposits increased by $2 billion due primarily from growth in Latin America and the Caribbean. Business and government deposits increased $24 billion to support asset growth.

Securities sold under repurchase agreements and securities lent as well as securities sold short grew by $11 billion and $3 billion, respectively to support growth of trading assets.

Total shareholders' equity increased $2,070 million from October 31, 2013. This increase was driven by internal capital generation of $1,781 million, and issuance of common shares of $483 million through the Dividend Reinvestment Plan and the exercise of options. The Bank redeemed $850 million of preferred shares during the year.

Accumulated other comprehensive income increased $555 million due primarily to unrealized foreign exchange gains on the Bank's investments in its foreign operations.

In May 2014, the Bank announced that it has decided to pursue alternatives for monetization of some, or all, of its $2.6 billion investment in CI Financial Corp. (market value approximately $3.5 billion) and redeploy the capital to other strategic priorities of the Bank. The Bank has retained advisors to explore all options and timing with respect to the monetization. There can be no assurance that any transaction will be completed.

Capital ratios
The Bank's various regulatory capital amounts consist of the following:

			As at
	April 30 2014		January 31 2014		October 31 2013

($ millions)	All-in		All-in		All-in
Common Equity Tier 1 capital	$29,311		$28,499		$26,359
Tier 1 capital	33,966		33,742		31,914
Total regulatory capital	40,004		40,811		38,841
Total risk-weighted assets	300,155		302,070		288,246
Capital ratios:
Common Equity Tier 1 capital	9.8%		9.4%		9.1%
Tier 1 capital ratio%	11.3%		11.2%		11.1%
Total capital ratio%	13.3%		13.5%		13.5%
Assets-to-capital multiple	17.9	x	17.4	x	17.1	x

The Bank continues to maintain a strong capital position. As at April 30, 2014 the CET1, Tier 1 and Total Capital ratios under the Basel III all-in rules were 9.8%, 11.3% and 13.3% (January 31, 2014 - 9.4%, 11.2% and 13.5%; October 31, 2013 - 9.1%, 11.1% and 13.5%), respectively, well above minimum requirements.

Changes in regulatory capital

The Bank's Common Equity Tier 1 capital was $29.3 billion as at April 30, 2014 (January 31, 2014 - $28.5 billion), an increase of $0.8 billion during the quarter, due primarily to:

●	strong internal capital generation of $0.9 billion;

●	common equity issuances of $0.1 billion, through the Bank's Dividend Reinvestment Program and Share Purchase Plans; and,

●	lower capital deductions of $0.2 billion.

Partly offset by:

●	reductions in accumulated other comprehensive income of $0.4 billion, mainly due to foreign currency translation.

In addition, Tier 1 and Total capital ratios were impacted by the redemptions of $600 million Preferred Shares, and $1.0 billion of subordinated debentures.

Business Segment Review

Scotiabank's results, and average assets, allocated by these operating segments are as follows:

		For the three months ended April 30, 2014

	Canadian	International	Global Wealth	Global
	Banking	Banking	& Insurance	Banking	Other(2)	Total
Taxable equivalent basis (1) ($ millions)				& Markets
Net interest income	$1,383	$1,338	$106	$185	$39	$3,051
Net fee and commission revenues	396	352	830	325	(61)	1,842
Net income from investments in
associated corporations	(1)	100	69	-	(41)	127
Other operating income	48	84	112	468	(7)	705
Total revenues	1,826	1,874	1,117	978	(70)	5,725
Provision for credit losses	140	230	-	5	-	375
Operating expenses	921	1,025	659	403	(13)	2,995
Provision for income taxes	200	156	103	185	(89)	555
Net income	$565	$463	$355	$385	$32	$1,800
Net income attributable to non-
controlling interests in
subsidiaries	-	47	10	-	1	58
Net income attributable to equity
holders of the Bank	$565	$416	$345	$385	$31	$1,742
Average assets ($ billions)	$278	$143	$16	$283	$78	$798
Average liabilities ($ billions)	$194	$91	$20	$208	$237	$750

1.	Refer to page 5 for a discussion of non-GAAP measures.
2.
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes of ($84) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

		For the three months ended January 31, 2014

	Canadian	International	Global Wealth	Global
	Banking	Banking	& Insurance	Banking	Other(2)	Total
Taxable equivalent basis (1) ($ millions)				& Markets
Net interest income	$1,408	$1,303	$107	$179	$8	$3,005
Net fee and commission revenues	408	367	807	369	(60)	1,891
Net income from investments in
associated corporations	(1)	117	63	-	(44)	135
Other operating income	22	66	113	376	37	614
Total revenues	1,837	1,853	1,090	924	(59)	5,645
Provision for credit losses	134	219	-	3	-	356
Operating expenses	923	1,084	658	450	(10)	3,105
Provision for income taxes	205	108	92	132	(62)	475
Net income	$575	$442	$340	$339	$13	$1,709
Net income attributable to non-
controlling interests in
subsidiaries	-	41	13	-	-	54
Net income attributable to equity
holders of the Bank	$575	$401	$327	$339	$13	$1,655
Average assets ($ billions)	$277	$137	$16	$272	$75	$777
Average liabilities ($ billions)	$195	$86	$20	$205	$225	$731

1.	Refer to page 5 for a discussion of non-GAAP measures.
2.
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes of ($80) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

		For the three months ended April 30, 2013(1

				Global
	Canadian	International	Global Wealth	Banking
	Banking	Banking	& Insurance	& Markets	Other(3)	Total
Taxable equivalent basis(2) ($ millions)
Net interest income	$1,309	$1,244	$105	$202	$(81)	$2,779
Net fee and commission revenues	369	342	738	332	(49)	1,732
Net income from investments in
associated corporations	-	127	54	-	(44)	137
Other operating income	25	131	99	351	(41)	565
Total revenues	1,703	1,844	996	885	(215)	5,213
Provision for credit losses	136	194	1	12	-	343
Operating expenses	881	1,032	594	393	(44)	2,856
Provision for income taxes	179	152	82	128	(109)	432
Net income	$507	$466	$319	$352	$(62)	$1,582
Net income attributable to non-
controlling interests in
subsidiaries	-	51	9	-	-	60
Net income attributable to equity
holders of the Bank	$507	$415	$310	$352	$(62)	$1,522
Average assets ($ billions)	$273	$122	$14	$254	$92	$755
Average liabilities ($ billions)	$191	$79	$18	$193	$232	$713

1.
Prior period amounts are retrospectively adjusted to reflect (i) the adoption of new IFRS standards in 2014 described in Note 3, and (ii) enhancements to funds transfer pricing methodologies made in 2014. The enhancements include a transfer of higher regulatory liquidity costs and a reduced interest value for certain deposit types.

2.	Refer to page 5 for a discussion of non-GAAP measures.
3.
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes of ($82) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

			For the six months ended April 30, 2014

	Canadian	International	Global Wealth	Global
	Banking	Banking	& Insurance	Banking	Other(2)	Total
Taxable equivalent basis(1)($ millions)				& Markets
Net interest income	$2,791	$2,641	$213	$364	$47	$6,056
Net fee and commission revenues	804	719	1,637	694	(121)	3,733
Net income from investments in
associated corporations	(2)	217	132	-	(85)	262
Other operating income	70	150	225	844	30	1,319
Total revenues	3,663	3,727	2,207	1,902	(129)	11,370
Provision for credit losses	274	449	-	8	-	731
Operating expenses	1,844	2,109	1,317	853	(23)	6,100
Provision for income taxes	405	264	195	317	(151)	1,030
Net income	$1,140	$905	$695	$724	$45	$3,509
Net income attributable to non-
controlling interests in
subsidiaries	-	88	23	-	1	112
Net income attributable to equity
holders of the Bank	$1,140	$817	$672	$724	$44	$3,397
Average assets ($ billions)	$277	$140	$16	$277	$77	$787
Average liabilities ($ billions)	$194	$89	$20	$206	$231	$740

1.	Refer to page 5 for a discussion of non-GAAP measures.
2.
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes of ($164) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

		For the six months ended April 30, 2013(1)

				Global
	Canadian	International	Global Wealth	Banking
	Banking	Banking	& Insurance	& Markets	Other(3)	Total
Taxable equivalent basis(2) ($ millions)
Net interest income	$2,635	$2,440	$208	$410	$(147)	$5,546
Net fee and commission revenues	753	676	1,421	630	(95)	3,385
Net income from investments in
associated corporations	9	259	110	-	(89)	289
Other operating income	26	222	203	777	(64)	1,164
Total revenues	3,423	3,597	1,942	1,817	(395)	10,384
Provision for credit losses	254	380	2	17	-	653
Operating expenses	1,754	2,011	1,167	796	(44)	5,684
Provision for income taxes	369	279	160	264	(212)	860
Net income	$1,046	$927	$613	$740	$(139)	$3,187
Net income attributable to non-
controlling interests in
subsidiaries	-	101	18	-	-	119
Net income attributable to equity
holders of the Bank	$1,046	$826	$595	$740	$(139)	$3,068
Average assets ($ billions)	$270	$118	$14	$247	$93	$742
Average liabilities ($ billions)	$188	$78	$17	$184	$234	$701

1.
Prior period amounts are retrospectively adjusted to reflect (i) the adoption of new IFRS standards in 2014 described in Note 3, and (ii) enhancements to funds transfer pricing methodologies made in 2014. The enhancements include a transfer of higher regulatory liquidity costs and a reduced interest value for certain deposit types.

2.	Refer to page 5 for a discussion of non-GAAP measures.
3.
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes of ($156) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

Canadian Banking

Q2 2014 vs Q2 2013

Canadian Banking reported net income attributable to equity holders of $565 million, an increase of $58 million or 12% from the same period last year driven by growth in assets and deposits and an increase in the interest margin. Partly offsetting were higher operating expenses and provision for credit losses.

Q2 2014 vs Q1 2014

Quarter over quarter, net income attributable to equity holders decreased $10 million or 2% primarily due to a shorter quarter.

Year-to-date Q2 2014 vs Year-to-date Q2 2013

Canadian Banking reported net income attributable to equity holders of $1,140 million, an increase of $94 million or 9% from the same period last year driven by growth in assets and deposits and an increase in the interest margin. Partly offsetting were higher operating expenses and provisions for credit losses.

International Banking

Q2 2014 vs Q2 2013

International Banking reported net income attributable to equity holders of $416 million, up $1 million from the same quarter last year. Revenues from strong loan and deposit growth, primarily in Latin America and Asia, and the positive impact of foreign currency translation were offset by a decline in interest margins, lower net securities gains relative to the high level a year ago, and higher provisions for credit losses. Operating expenses were in line with last year.

Q2 2014 vs Q1 2014

Quarter over quarter, net income attributable to equity holders increased by $15 million or 4% to $416 million. This quarter's results reflected contributions from solid loan growth in Latin America and Asia, lower expenses, and the positive impact of foreign currency translation. This was partly offset by lower non-interest revenues, higher provisions for credit losses and lower tax recoveries.

Year-to-date Q2 2014 vs Year-to-date Q2 2013

Net income attributable to equity holders decreased by $9 million to $817 million. The decline in net interest margins, lower income from associated companies, and higher commercial provisions for credit losses were mostly offset by strong asset growth in Latin America and Asia, and the positive impact of foreign currency translation.

Global Wealth & Insurance

Q2 2014 vs Q2 2013

Global Wealth & Insurance reported net income attributable to equity holders of $345 million this quarter, an increase of $35 million or 11% from the same quarter last year. Net income increased primarily due to strong performance in the asset management businesses driven by higher assets under management (AUM) and assets under administration (AUA). Return on equity was 19.1% compared to 17.6% last year.

Q2 2014 vs Q1 2014

Quarter over quarter, net income attributable to equity holders was up $18 million or 6% reflecting strong performance across wealth management and insurance.

Year-to-date Q2 2014 vs Year-to-date Q2 2013

On a year-to-date basis, net income attributable to equity holders increased by $77 million or 13% reflecting strong performance in the asset management businesses. Growth was driven by higher assets under management (AUM) and assets under administration (AUA) from higher net sales and improved financial market conditions.

Global Banking & Markets

Q2 2014 vs Q2 2013

Global Banking & Markets reported net income attributable to equity holders of $385 million. The year-over-year increase of $33 million or 9% was due mostly to stronger investment banking and fixed income results, the positive impact of foreign currency translation, as well as a securities gain in U.S. lending. Return on economic equity was 31.6% this quarter compared to 26.4% in the same period last year.

Q2 2014 vs Q1 2014

Net income attributable to equity holders increased $46 million or 14% compared to the prior quarter. Stronger results in U.S. lending, fixed income, and precious metals were somewhat offset by a decline in global equities and Canadian lending. Return on economic equity was 31.6%, compared to 27.1% in the prior quarter.

Year-to-date Q2 2014 vs Year-to-date Q2 2013

Global Banking & Markets reported net income attributable to equity holders of $724 million. The year-over-year decrease of $16 million or 2% was due to lower results across the capital markets platform, mainly in the first quarter of the year.

This was partly offset by a significant improvement in investment banking, the positive impact of foreign currency translation, as well as stronger results across the lending businesses. Return on economic equity was 29.3% this half year, compared to 28.1% in the same period last year.

Other

The Other segment includes Group Treasury, smaller operating segments and other corporate items which are not allocated to a business line.

Q2 2014 vs Q2 2013

The Other segment had a net income attributable to equity holders of $31 million in the quarter, compared to a net loss of $62 million last year. The increase in net income was mainly due to higher revenues from asset/liability management activities partly reflecting maturing high-rate debentures and deposits which were replaced with funding at lower rates and higher net gains on investment securities. Partly offsetting were higher expenses this quarter.

Q2 2014 vs Q1 2014

The Other segment had a net income attributable to equity holders of $31 million in the second quarter, compared to net income of $13 million in the prior quarter. The increase was mainly due to lower taxes and higher revenues from asset/liability management activities partly reflecting high-rate deposits which were replaced with funding at lower rates. Partly offsetting were lower net gains on investment securities.

Year-to-date Q2 2014 vs Year-to-date Q2 2013
The Other segment had a net income attributable to equity holders of $44 million, compared to net loss of $139 million last year. The increase in net income was mainly due to higher revenues from asset/liability management activities partly reflecting maturing high-rate debentures and deposits which were replaced with funding at lower rates and higher net gains on investment securities. Partly offsetting were higher expenses in the current period.

Shareholder Information

Direct deposit service
Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Dividend and Share Purchase Plan
Scotiabank's dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the transfer agent.

Dividend dates for 2014
Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date

January 7	January 29

April 1	April 28

July 2	July 29

October 7	October 29

Annual Meeting date for fiscal 2014
The Annual Meeting for the fiscal year 2014 is scheduled for April 9, 2015.

Duplicated communication

If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.

Normal Course Issuer Bid
A copy of the Notice of Intention to commence the Normal Course Issuer Bid is available without charge by contacting the Secretary's Department at 416-866- 3672.

Website
For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast
The quarterly results conference call will take place on May 27, 2014, at 8.00 am EDT and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at (416) 644- 3414 or 1-800-814-4859 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session.

A telephone replay of the conference call will be available from May 28, 2014, to June 11, 2014, by calling (416) 640-1917 or 1-877-289-8525 (North America toll free) and entering the identification code 4654853#. The archived audio webcast will be available on the Bank's website for three months.

Contact information

Investors:
Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:
  Scotiabank
  Scotia Plaza, 44 King Street West
  Toronto, Ontario, Canada M5H 1H1
  Telephone: (416) 775-0798
  Fax: (416) 866-7867
  E-mail: investor.relations@scotiabank.com

Media:
  For media enquiries, please contact the Public and Corporate Affairs Department at the above address.
  Telephone: (416) 866-6806
  Fax: (416) 866-4988
  E-mail: corporate.communications@scotiabank.com

Shareholders:
For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank's transfer agent:
  Computershare Trust Company of Canada
  100 University Avenue, 8th Floor
  Toronto, Ontario, Canada M5J 2Y1
  Telephone: 1-877-982-8767
  Fax: 1-888-453-0330 E-mail: service@computershare.com

  Co-Transfer Agent (U.S.A.)
  Computershare Trust Company N.A.
  250 Royall Street
  Canton, MA 02021 U.S.A.
  Telephone: 1-800-962-4284

  For other shareholder enquiries, please contact the Finance Department:
  Scotiabank
  Scotia Plaza, 44 King Street West
  Toronto, Ontario, Canada M5H 1H1
  Telephone: (416) 866-4790
  Fax: (416) 866-4048
  E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en français
Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l'étiquette d'adresse, afin que nous puissions prendre note du changement.

The Bank of Nova Scotia is incorporated in Canada with limited liability.

FOR FURTHER INFORMATION PLEASE CONTACT:

Peter Slan
Scotiabank Investor Relations
(416) 933-1273

OR

Sheena Findlay
Scotiabank Media Communications
(416) 866-6806